May 17, 2012

By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:                    Scott Foley

Re:                               OvaScience, Inc.
Registration Statement on Form 10-12G (File No. 000-54647)
Filed April 11, 2012

Ladies and Gentlemen:

On behalf of OvaScience, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement on Form 10-12G (File No. 000-54647) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 17, 2012.  We have set forth below the responses of the Company to the comments of the Staff (the “Staff”) of the SEC set forth in the letter, dated May 8, 2012, from Jeffrey Riedler of the Staff to Christopher Bleck, Chief Operating Officer of the Company (the “Letter”).

We have set forth below in italics each of the Staff’s comments included in the Letter and have keyed the Company’s responses to the numbering of the comments in the Letter and the headings used in the Letter.  All of the responses are based on information provided to us by representatives of the Company.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

General

1.                                       Your registration statement will automatically become effective and you will become a reporting company by operation of law on June 11, 2012. Please be advised that if you have not resolved all material comments by that time you should consider withdrawing the registration statement prior to June 11, 2012. You can re-file the registration statement when you are in a position to respond to and resolve any material remaining comments.

Response:                                        The Company acknowledges the Staff’s comment.

2.                                       We note that you have submitted an application for confidential treatment relating to certain of your exhibits. Please be advised that we will be performing a separate review of this application and that the review of your registration statement will not be complete until all comments concerning your confidential treatment request, if any, have been cleared.

Response:                                        The Company acknowledges the Staff’s comment.

3.                                       Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose prominently in the beginning of your registration statement that you are an emerging growth company, and revise your registration statement to:

•                                          Describe how and when a company may lose emerging growth company status;

•                                          Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                                          State your election under Section 107(b) of the JOBS Act:

•                                          If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                                          If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(l), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:                                        The Company has revised pages i, 65 and 66 of the Registration Statement in response to the Staff’s comment.  In addition, the Company supplementally advises the Staff that it has elected to opt out of the extended transition period for complying with new or revised accounting standards and instead will comply with the requirements that apply to an issuer that is not an emerging growth company.

4.                                       Please state expressly whether the research performed at Massachusetts General Hospital provides conclusive evidence that egg-producing cells exist in adult ovaries, that precursor cells contribute to egg production in adults, and that egg-producing cells can be grown and matured in an environment resembling an ovary. If controversy remains in the scientific community as to these hypotheses, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the possibility of developing AUGMENT and OvaTure. If appropriate, you should amend your disclosure on the first page of your registration statement, in the risk factor beginning at the bottom of page 32, and wherever else you discuss this research and its implications.

Response:                                        The Company has revised pages 1, 33 and 34 of the Registration Statement in response to the Staff’s comment.

Item 1. Business

Overview, page 1

5.                                       Please provide additional information about the discovery process relating to egg precursor cells in adult mice, including the name of the laboratory as well as the type of testing and research that was utilized.

Response:                                        The Company has revised page 1 of the Registration Statement in response to the Staff’s comment.

6.                                       Please describe the “subsequent research” performed by your founder and others that confirmed the existence of egg precursor cells in human ovaries, identify the other individuals who performed this research and state the approximate dates that this research was initiated and concluded.

Response:                                        The Company supplementally advises the Staff that, to the Company’s knowledge, no other individuals have performed research confirming the existence of precursor cells in human ovaries.  The Company has revised pages 1 and 67 of the Registration Statement to clarify this statement.

AUGMENT, page 7

7.                                       Please identify the independent institutional review board that approved the protocol for your AUGMENT study in December 2011, and the two IVF clinics where you plan to conduct the first phase of this study.

Response:                                        The Company has revised page 8 of the Registration Statement in response to the Staff’s comment to identify the independent institutional review board that approved the protocol for the AUGMENT study.

The Company respectfully advises the Staff that its relationships with IVF clinics are confidential business relationships. Because the Company does not believe the names of the specific clinics at which the study will be conducted are “material to an understanding of the registrant’s business taken as a whole” pursuant to Item 101(c) of Regulation S-K, it has not included such information in the Registration Statement.

8.                                       Please identify the database that will include the results of the AUGMENT study and that can be used to compare its results to those of other IVF clinical studies.

Response:                                        The Company has revised page 8 of the Registration Statement in response to the Staff’s comment to clarify that the databases that will be used to compare the data generated from the AUGMENT study to comparable patient populations are maintained by each of the individual IVF clinics participating in the AUGMENT study.

Government Regulation, page 16

9.                                       In your analysis of whether AUGMENT will qualify as a 361 HCT/P on page 21 please state, if true, either that it has a systemic effect or that it is dependent upon the metabolic activity of living cells for its primary function.

Response:                                        The Company has revised page 22 of the Registration Statement in response to the Staff’s comment.

Item 1 A. Risk Factors

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development program or commercialization efforts, page 31

10.                                 Please include in this risk factor an estimate of the expenses you will incur in completing your AUGMENT study and in launching commercial activities of this product.

Response:                                        The Company has revised page 32 of the Registration Statement in response to the Staff’s comment.

Procedures such as IVF, as well as companies that manufacture and store cells and tissues, are the subject of standards and recommendations [by] national non-governmental bodies . . .,” page 40

11.                                 Please describe in this risk factor the voluntary guidelines that you believe you should either comply with or else potentially harm your commercial prospects.

Response:                                        The Company has revised page 42 of the Registration Statement in response to the Staff’s comment.

“If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize OvaTure or other product candidates, and our ability to generate revenue will be materially impaired,” page 42

12.                                 This risk factor is substantially similar to the one on pages 34-35. Please condense these risk factors so as to avoid any repetition in your disclosure.

Response:                                        The Company has revised pages 35, 36, 37 and 44 of the Registration Statement in response to the Staff’s comment.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 70

13.                                 Please expand your disclosure to include the following information:

•                                          For the contemporaneous and retrospectives valuations used to determine fair value, please state, if true, that the valuations were prepared by a related party;

•                                          Please describe the reverse backsolve approach to applying the option pricing method, why it was the appropriate method at this stage of your development, and disclose why you believe the most recent preferred stock financing is the best indication of value;

•                                          Regarding your disclosure that a liquidity event was possible in three years, please discuss why you believe that a sale was more likely to occur than an IPO or public trading at December 7, 2011 considering your disclosure that in mid-to-late December your financial advisors introduced the possibility of undertaking the filing of a Form 10 registration statement to become a public company; and

•                                          Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Response:                                        The Company has revised pages 72, 73, 77 and 78 of the Registration Statement to clarify that the valuations were performed by management.  The Company has revised page 74 of the Registration Statement in response to the Staff’s comment regarding the reverse backsolve approach.  The Company has revised pages 75 and 76 of the Registration Statement in response to the Staff’s comment regarding the December 7, 2011 valuation.  The Company has revised pages 71, 77, 78 and 79 of the Registration Statement in response to the Staff’s comment regarding updating the disclosure for equity related transactions.

Item 4. Security Ownership of Certain Beneficial Owners and Management page 80

14.                                 Please identify the individual(s) with voting and/or dispositive power over the shares of your common stock held by entities affiliated with BBT Capital Management Advisors LLC.

Response:                                        The Company has revised page 90 of the Registration Statement in response to the Staff’s comment.

Item 15. Financial Statements

9. License Agreements, page F-18

15.                                 Please revise your disclosure to explain why you classified the reimbursement of patent and related costs incurred by MGH of $336,000 for licensed patents as a general and administrative expense and not research and development.

Response:                                        The Company has revised page F-22 of the Registration Statement in response to the Staff’s comment to explain why it classified the reimbursement of patent and related costs incurred by MGH as a general and administrative expense and not research and development.

* * *

If you require additional information, please contact me at (617) 526-6982 or Molly Fox of this firm at (617) 526-6812.

Sincerely,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:                                 Christopher Bleck, OvaScience, Inc.